PROMISSORY NOTE

Principal Amount: __$[AMOUNT]__   Effective Date: [EFFECTIVE DATE]

1. **Obligation.** For value received, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("***Company***") hereby promises to pay to the order of [INVESTOR NAME] ("***Holder***") the Principal Amount and interest and other payments as described herein.

2. **Definitions.**

   2.1. "***Investors***" means all of the holders of the Notes.

   2.2. "***Maturity Date***" means December 31, 2027.

   2.3. "***Note***" means this Note.

   2.4. "***Financing***" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $3,000,000 pursuant to Section 4(a)(6) of the Securities Act and/or Rule 506(c) of Regulation D under the Securities Act.

   2.5. "***Notes***" means this Note and all of the promissory notes that are in substantially the same form as this Note and issued by Company in the Financing.

   2.6. "***Parent***" means Wind Harvest International, Inc.

   2.7. "***Pro Rata Share***" means, for any Investor, the ratio that results from dividing the original amount of such Investor's investment in the Financing by the total original amount invested in the Financing by all Investors in the aggregate.

   2.8. "***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence

1

that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

    2.9. "*Warrants*" means Company's warrants issued in 2020 or 2021 to purchase shares of common stock of Parent.

3. **Payment.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

    3.1. Beginning on the Effective Date, simple interest on the Principal Amount will accrue at a fixed rate of eight percent (8%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

    3.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

    3.3. Except as otherwise provided in this Note, all unpaid principal, interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

4. **Prepayment.** Prepayment, in whole or in part, of this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

5. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

6. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. **Security.** This Note is unsecured.

8. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

9. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

10. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of

Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

11. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

11.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

12. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

13. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

13.1. Company has issued this Note in a commercial transaction for business purposes.

13.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

13.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

14. **Stock Sale Payment.**

14.1. Company shall make Reasonable Efforts to exercise all of the Warrants and resell all of the shares issuable thereunder (the "*Issuable Shares*") before the Maturity Date. Company shall have no obligation to exercise the Warrants or to sell any of the Issuable Shares.

14.2. If, before the Maturity Date, Company has resold any or all of the Issuable Shares, Company shall pay to each Holder such Holder's Pro Rata Share of the profit from such resale. Such resale and payment may occur in one transaction or in multiple transactions before the Maturity Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

15. **Guaranty.**

15.1. Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "*Rule*"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "*Guaranty*"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as *Exhibit A*.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

    16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

    16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents and warrants to, and covenants with, the Company as follows and acknowledges that Company is relying upon such representations, warranties, and covenants.

    17.1. **No Resale Without Registration or Exemption.** Holder has been advised that this Note has not been registered under the Securities Act or any state securities laws and therefore cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

    17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Wefunder platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

    17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information from Company that Holder considers necessary or appropriate for deciding whether to purchase this Note. Holder represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of this Note and to obtain any additional information necessary to verify the accuracy of the information Company has provided.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the Wefunder platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

17.10. **Investment Purpose Only.** Holder is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
980 9th St, Floor 16
Sacramento, California 95814

If to Holder:

[Holder Name]
[Holder Address]

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Wefunder platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]_____.

COMPANY:

Wind Harvest Pilot Project Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

Investor Signature

By: _____   By:_____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A

GUARANTY

<h1 style="text-align:center">GUARANTY</h1>

This Guaranty (this "**Guaranty**"), dated as of [EFFECTIVE DATE] , is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of [INVESTOR NAME]("**Beneficiary**").

Reference is made to the Promissory Note dated as of [EFFECTIVE DATE] (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

1. <u>Guaranty</u>. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

2. <u>Guaranty Absolute and Unconditional</u>. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

        (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

        (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

        (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

        (d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e)   The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f)   The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g)   The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h)   Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. Certain Waivers; Acknowledgments. Guarantor further acknowledges and agrees as follows:

(a)   Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b)   In the event of Obligor's default in any payment—principal, interest, premium, or other—under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c)   This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d)   This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e)   Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(f)   Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(g)   Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8. Notice. Any notice or demand which either party may or must give to the other under this Guaranty shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

      If to Guarantor:
          Kevin Wolf, President
          Wind Harvest International, Inc.
          980 9th St, Floor 16
          Sacramento, California 95814

9. <u>Successors and Assigns</u>. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. <u>Assignment</u>. Either party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. <u>Governing Law</u>. This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. <u>Headings</u>. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. <u>Severability</u>. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. <u>Entire Agreement</u>. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. <u>Amendments</u>. This Guaranty may be amended by mutual agreement of the parties in writing.

16. <u>Electronic Signatures</u>. Each party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR:

WIND HARVEST INTERNATIONAL, INC.

By: *Founder Signature*

Name: Kevin Wolf

Title: President and CEO

PROMISSORY NOTE

Principal Amount: __$[AMOUNT]__   Effective Date: [EFFECTIVE DATE] _____

1. **Obligation.** For value received, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("***Company***") hereby promises to pay to the order of [INVESTOR NAME] ("***Holder***") the Principal Amount and interest and other payments as described herein.

2. **Definitions.**

   2.1. "***Investors***" means all of the holders of the Notes.

   2.2. "***Maturity Date***" means December 31, 2027.

   2.3. "***Note***" means this Note.

   2.4. "***Financing***" means Company's issuance of Notes in exchange for amounts invested by the Investors of up to $3,000,000 pursuant to Section 4(a)(6) of the Securities Act and/or Rule 506(c) of Regulation D under the Securities Act.

   2.5. "***Notes***" means this Note and all of the promissory notes that are in substantially the same form as this Note and issued by Company in the Financing.

   2.6. "***Parent***" means Wind Harvest International, Inc.

   2.7. "***Pro Rata Share***" means, for any Investor, the ratio that results from dividing the original amount of such Investor's investment in the Financing by the total original amount invested in the Financing by all Investors in the aggregate.

   2.8. "***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence

1

that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

2.9. "*Warrants*" means Company's warrants issued in 2020 or 2021 to purchase shares of common stock of Parent.

3. **Payment.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

   3.1. Beginning on the Effective Date, simple interest on the Principal Amount will accrue at a fixed rate of ten percent (10%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

   3.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

   3.3. Except as otherwise provided in this Note, all unpaid principal, interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

4. **Prepayment.** Prepayment, in whole or in part, of this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

5. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

6. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. **Security.** This Note is unsecured.

8. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

9. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

10. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of

Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

11. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

    11.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

    11.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

12. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

13. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

    13.1. Company has issued this Note in a commercial transaction for business purposes.

    13.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

13.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

14. **Stock Sale Payment.**

14.1. Company shall make Reasonable Efforts to exercise all of the Warrants and resell all of the shares issuable thereunder (the "*Issuable Shares*") before the Maturity Date. Company shall have no obligation to exercise the Warrants or to sell any of the Issuable Shares.

14.2. If, before the Maturity Date, Company has resold any or all of the Issuable Shares, Company shall pay to each Holder such Holder's Pro Rata Share of the profit from such resale. Such resale and payment may occur in one transaction or in multiple transactions before the Maturity Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

15. **Guaranty.**

15.1. Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "*Rule*"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "*Guaranty*"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as *Exhibit A*.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

    16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

    16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents and warrants to, and covenants with, the Company as follows and acknowledges that Company is relying upon such representations, warranties, and covenants.

    17.1. **No Resale Without Registration or Exemption.** Holder has been advised that this Note has not been registered under the Securities Act or any state securities laws and therefore cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

    17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Wefunder platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

    17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information from Company that Holder considers necessary or appropriate for deciding whether to purchase this Note. Holder represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of this Note and to obtain any additional information necessary to verify the accuracy of the information Company has provided.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the Wefunder platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

17.10. **Investment Purpose Only.** Holder is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same.

18. **Miscellaneous.**

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
980 9th St, Floor 16
Sacramento, California 95814

If to Holder:

[Holder Name]
[Holder Address]

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9.   **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Wefunder platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE]   .

COMPANY:

Wind Harvest Pilot Project Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):   **INVESTOR:**

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

EXHIBIT A

GUARANTY

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of [EFFECTIVE DATE] , is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of [INVESTOR NAME]("**Beneficiary**").

Reference is made to the Promissory Note dated as of [EFFECTIVE DATE] (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

1. <u>Guaranty</u>. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

2. <u>Guaranty Absolute and Unconditional</u>. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

        (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

        (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

        (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

        (d)   Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e)   The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f)   The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g)   The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h)   Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. <u>Certain Waivers; Acknowledgments</u>. Guarantor further acknowledges and agrees as follows:

(a)   Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b)   In the event of Obligor's default in any payment—principal, interest, premium, or other—under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c)   This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d)   This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e)   Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(f)   Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(g)   Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8. Notice. Any notice or demand which either party may or must give to the other under this Guaranty shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Guarantor:
    Kevin Wolf, President
    Wind Harvest International, Inc.
    980 9th St, Floor 16
    Sacramento, California 95814

9. <u>Successors and Assigns</u>. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. <u>Assignment</u>. Either party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. <u>Governing Law</u>. This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. <u>Headings</u>. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. <u>Severability</u>. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. <u>Entire Agreement</u>. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. <u>Amendments</u>. This Guaranty may be amended by mutual agreement of the parties in writing.

16. <u>Electronic Signatures</u>. Each party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR:

WIND HARVEST INTERNATIONAL, INC.

By: *Founder Signature*

Name: Kevin Wolf

Title: President and CEO

PROMISSORY NOTE

&

WARRANT OBLIGATION

Principal Amount:		***Interest Rate:***	8%
Note Effective Date:		***Note Maturity Date:***	December 31, 2027
Warrant Ratio:	6400 Warrants/$1000	***Total Number of Obligated Warrants:***	
Warrant Exercise Price:	$.01 per Warrant	***Warrant Exercise Expiration Date***:	December 31, 2027

1. **Obligation.** For value received, the undersigned, **Wind Harvest Pilot Project Inc**, a Delaware public benefit corporation ("***Company***") hereby promises to pay to the order of _____ ("***Holder***") the Principal Amount and interest along with proceeds from the sale of Common Stock of **Wind Harvest International, Inc.,** a Delaware corporation **("Parent")** based on the Principal Amount and the Warrant Ratio stated above, according to the terms and conditions described herein.

2. **Definitions.**

   2.1. "***Investors***" means all of the holders of the Notes.

2.2. "***Maturity Date,***" as to this Note, means December 31, 2027, which is the due date for full repayment of the Principal Amount of the Note and all accrued interest to Holder.

2.3. **"*Expiration Date,*"** as to each Warrant, means December 31, 2027, the end of the period in which the Company shall exercise each Warrant in exchange for Common Stock in the Parent.

2.4. **"*Note*"** means this Note.

2.5. "***Financing***" means Company's issuance of Notes between October 1, 2021 and September 31, 2022 in exchange for amounts invested by the Investors of up to $2.500,000 pursuant to Section 4(a)(6) of the Securities Act and/or Rule 506(c) of Regulation D under the Securities Act.

2.6. "***Notes***" means this Note and all of the promissory notes that are in substantially the same form as this Note and issued by Company in the Financing.

2.7. "***Reasonable Efforts***" are good faith efforts that (1) are reasonably calculated to accomplish the applicable objective, (2) do not require any expenditure of funds or the incurrence of any liability that, in either case, is unreasonable in light of the applicable objective, (3) do not require action that is contrary to prudent business judgment in light of the applicable objective, and (4) do not expose the obligated party to unreasonable risk. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

2.8. "***Warrants***" means those warrants issued by the Parent to the Company during the period 2020 through 2022 . Each Warrant entitles the Company to purchase one share of the Common Stock of Parent at an exercise price of $0.01 each. The Parent will issue Warrants to the Company based on the Warrant Ratio stated above for the benefit of the Holder.   For purposes of illustration only, and assuming a Warrant Ratio of 6400 warrants per $1000 of Principal Amount invested (6400/$1000), if a Noteholder invests a Principal Amount of $10,000, the Company would receive 64,000 Warrants exercisable in exchange for 64,000 shares of Common Stock in the Parent. The Company would then endeavor to sell the 64,000 shares of Common Stock and deliver the additional proceeds to the Noteholder, which would be in addition to the repayment of the Note and all associated interest due.

3. **Payment.** Unless accelerated by Holder as a result of a default under this Note, all principal and accrued interest will be due and payable as follows:

3.1. Beginning on the Effective Date, simple interest on the Principal Amount will accrue at a fixed rate of eight percent (8%) per annum (computed on the basis of a 365-day year and the number of days actually elapsed).

3.2. Within sixty (60) days following the end of each fiscal year before the Maturity Date, Company shall make a payment of the interest accrued for the most recently ended fiscal year.

3.3. Except as otherwise provided in this Note, all unpaid principal, interest, and any other sums owing under this Note shall be due and payable in full on the Maturity Date.

4. **Prepayment.** Prepayment, in whole or in part, of this Note is available at Company's option at any time following the Effective Date, without penalty or premium.

5. **Manner and Time of Payments.** Except to the extent otherwise provided herein, all payments to be made by Company and other amounts due hereunder shall be made in United States dollars, in immediately available funds, to Holder at such account as Holder shall specify by notice to Company from time to time, not later than 5:00 p.m. Eastern Time on the date on which such payments shall become due (each such payment made after such time on such due date to be deemed to have been made on the next succeeding business day). Such payments shall be made without (to the fullest extent permitted by applicable law) defense, set-off, or counterclaim.

6. **Subordination.** This Note is subordinated to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. **Security.** This Note is unsecured.

8. **Information Rights.** Upon Holder's request, Company will deliver to Holder unaudited financial statements for Company's most recently ended fiscal year. Company shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

9. **Assignment.** This Note may be assigned or transferred by Holder or Company so long as such assignment complies with all applicable laws and regulations.

10. **Late Payments**. If any payment required to be made under this Note is not paid within fifteen (15) business days after the date due, Company shall increase the payment by five percent (5%) of the amount overdue to reimburse Holder for the additional expenses incurred as a result of such delinquency, but such increase shall not obligate Holder to accept any overdue payment hereunder or limit the rights and remedies available to Holder as a result of Company's default, as hereinafter provided. The amount of any such increased payment shall be deemed outstanding and payable pursuant to this Note.

11. **Events of Default.** Each of the following shall constitute an event of default (each, an "*Event of Default*") hereunder:

11.1. **Nonpayment.** The failure of Company to pay any payment due and payable under this Note to Holder within fifteen (15) business days after such payment is due, provided that such nonpayment is not cured prior to the expiration of any applicable notice and grace periods provided herein.

11.2. **Nonperformance.** The failure of Company to perform or observe any of the provisions, terms, covenants, conditions, or warranties of this Note, provided that such default is not cured prior to the expiration of any applicable notice and grace periods provided herein.

12. **Remedies.** Upon the occurrence of any Event of Default, if Company does not cure such Event of Default within ten (10) business days after receiving notice from Holder of such Event of Default, Holder shall have the option of declaring the entire unpaid balance of this Note, together with all accrued and unpaid interest, late fees and all other sums owing hereunder, to be immediately due and payable in full, without notice, demand, or legal process of any kind. Immediately upon so doing, Holder may exercise (singly, concurrently, successively, or otherwise) any and all rights and remedies available to Holder hereunder, or otherwise available to Holder at law or in equity. Any failure of Holder to accelerate the unpaid balance of this Note upon the occurrence of an Event of Default hereunder shall not constitute a waiver of such default or of the right to accelerate this Note at any time thereafter so long as the Event of Default remains uncured.

The failure to exercise or delay in exercising any such right or remedy stated in the previous paragraph, or the failure to insist upon strict performance of any term of this Note, shall not be construed as a waiver or release of the same, or of any Event of Default, or of any obligation or liability of Company thereunder, nor shall Holder be deemed, by any act of omission or commission or otherwise, to have waived any of its rights or remedies hereunder unless such waiver is in writing and signed by Holder, and then only to the extent specifically set forth in the writing. A waiver as to one event shall not be construed as continuing or a bar to or waiver of any right or remedy as to a subsequent event.

13. **Nature of Transaction; Interest Limitations; Limitations of Liability.**

13.1. Company has issued this Note in a commercial transaction for business purposes.

13.2. All agreements between Company and Holder, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of demand or acceleration of this Note or otherwise, shall the interest contracted for, charged, received, paid, or agreed to be paid to Holder exceed the maximum amount permissible under applicable law. If, from any circumstance whatsoever, interest would otherwise be payable to Holder in excess of the maximum amount permissible under applicable law, the interest payable to Holder shall be reduced to the maximum amount permissible under applicable law; and if from any circumstance Holder shall ever receive anything of value deemed interest by applicable law in excess of the maximum amount permissible under applicable law, an amount equal to the excessive interest shall be applied to the unpaid principal balance hereof, or if such excessive amount of interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Company. All interest paid or agreed to be paid to Holder shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period (including any renewal or extension) until payment in full of the principal so that the interest hereon for such full period shall not exceed the maximum amount permissible under applicable law. Company agrees that any amount payable to or received by Holder that is not specifically denominated as an interest payment in the applicable agreement providing for same shall be deemed, to the maximum extent permitted by applicable law, to be an expense, fee, or premium, and not interest.

13.3. To the fullest extent permitted by law, neither party (including each party's directors, officers, employees, agents, and representatives) shall be liable to the other or any other person for any injury to or loss of goodwill, reputation, business, production, revenues, profits, anticipated profits, contracts, or opportunities (regardless of how these are classified as damages), or for any consequential, incidental, indirect, exemplary, special, punitive or enhanced damages whether arising out of breach of contract, tort (including negligence), strict liability, product liability or otherwise (including the entry into, performance, or breach of this Note), regardless of whether such loss or damage was foreseeable or the party suffering the loss has been advised of the possibility of such loss or damage, and notwithstanding the failure of any agreed or other remedy of its essential purpose.

14. **Stock Sale Payment.**

14.1. Company shall make Reasonable Efforts to exercise all of Warrants received from Parent and resell all of the shares issuable thereunder (the "*Issuable Shares*") before the Warrant Expiration Date of December 31, 2027. Company shall have no obligation to exercise the Warrants or to sell any of the Issuable Shares.

14.2. If, before the Warrant Expiration Date, Company has resold any or all of the Issuable Shares, Company shall pay to each Holder such Holder's Share of the profit from such resale based on the number of Warrants obligated to Holder. Such resale and payment may occur in one transaction or in multiple transactions before the Warrant Expiration Date, provided that Company shall pay to each Holder such Holder's Pro Rata Share of the profit from each resale within sixty (60) days following such resale.

15. **Guaranty.**

15.1. Company is a finance subsidiary of Parent pursuant to Rule 3a-5 of the Investment Company Act of 1940 (the "*Rule*"). Company shall cause Parent to execute, on or before the Effective Date, a guaranty in accordance with the requirements of the Rule (the "*Guaranty*"). The Guaranty shall unconditionally guarantee any and all payments due under this Note and shall be substantially in the same form attached hereto as *Exhibit A*.

16. **Representations and Warranties of Company.** Company hereby represents and warrants to Holder as follows:

    16.1. **Organization.** Company is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization

    16.2. **Authority; Binding Agreement.** All action on the part of Company and its officers necessary for the authorization, execution, delivery, and performance of this Note by Company and the performance of Company's obligations hereunder, has been taken. This Note, when executed and delivered by Company, shall comprise valid and binding obligations of Company enforceable in accordance with their terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

    16.3. **Governmental Consents.** All consents, approvals, orders, or authorizations of, or registrations, qualifications, designations, declarations, or filings with, any governmental authority, required on the part of Company in connection with the offer, sale, issuance, or valid execution of this Note, or the consummation of any other transaction contemplated hereby has been obtained, except for notices required or permitted to be filed after the date of this Note with certain state and federal securities regulatory bodies, which notices will be filed on a timely basis.

17. **Representations, Warranties, and Covenants of Holder.** Holder hereby represents, warrants, and covenants to Company as follows:

    17.1. **No Resale Without Registration or Exemption.** Holder has been advised that this Note has not been registered under the Securities Act or any state securities laws and therefore cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

    17.2. **Holder Can Protect Its Interests.** Holder understands that the purchase of this Note involves a high degree of risk, and that Company's future prospects are uncertain. Holder understands the risks involved in the purchase of this Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for this Note. Holder has fully reviewed Company's information on the Wefunder platform, including Company's Form C and all amendments thereto, if any. Holder has such knowledge and experience in financial and business matters that Holder can properly evaluate the merits and risks of purchase of this Note and can protect Holder's own interests in this regard.

17.3. **Holder Advised to Seek Representation.** Holder understands that nothing in this Note or any other materials presented to Holder in connection with the purchase and sale of this Note constitutes legal, tax, or investment advice. Company has advised Holder to consult with such legal, tax, and investment advisors as Holder, in its sole discretion, deems necessary or appropriate in connection with its purchase of the Note.

17.4. **Information.** Holder acknowledges that it has received all the information from Company that Holder considers necessary or appropriate for deciding whether to purchase this Note. Holder represents that it has had an opportunity to ask questions and receive answers from Company regarding the terms and conditions of the offering of this Note and to obtain any additional information necessary to verify the accuracy of the information Company has provided.

17.5. **Indemnity.** Holder agrees to indemnify and hold harmless Company and its officers for any claims, judgments, or expenses incurred as a result of any misrepresentation made by Holder.

17.6. **Authority; Binding Agreement.** Holder represents and warrants to, and covenants with, Company that (i) Holder has full right, power, authority, and capacity to enter into this Note and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Note, and (ii) this Note constitutes a valid and binding obligation of Holder enforceable against Holder in accordance with its terms, except as enforceability may be limited by applicable law.

17.7. **Complete Information.** All information provided by Holder to Company herein, and all information provided by Holder to Company in connection with the purchase and sale of this Note—including information provided by Holder on the Wefunder platform—is true, correct, and complete as of the date hereof.

17.8. **Accredited Investor.** If Holder has checked the box next to "Accredited Investor" on the signature page, Holder represents that Holder is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act.

17.9. **Unaccredited Investor.** If Holder has checked the box next to "Unaccredited Investor" on the signature page, Holder represents that Holder is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act.

17.10. **Investment Purpose Only.** Holder is purchasing this Note for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Holder has no present intention of selling, granting any participation in, or otherwise distributing the same.

18. Miscellaneous.

18.1. **Successors and Assigns.** The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Company" and "Holder" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Note, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided herein.

18.2. **Governing Law.** This Note shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

18.3. **Counterparts.** This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.4. **Titles and Subtitles.** The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

18.5. **Notice.** Any notice or demand which either party may or must give to the other under this Note shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

If to Company:

Kevin Wolf, Chief Executive Officer
Wind Harvest Pilot Project Inc
980 9th St, Floor 16
Sacramento, California 95814

If to Holder:

[Holder Name]
[Holder Address]

18.6. **Severability.** In the event that any provision of this Note becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Note shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Note to any party.

18.7. **Entire Agreement.** This Note, along with the agreements completed on the Wefunder platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase of the Note by Holder from Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

18.8. **Amendments.** This Note may be amended by mutual agreement of the parties in writing, provided that no provision of **Section 14** hereof may be amended without the written consent of Company and Investors holding a majority of the aggregate outstanding principal amount under all of the Notes.

18.9. **Expenses.** Company and Holder shall each be responsible for bearing their own expenses incurred on their behalf (including attorney's fees) with respect to this Note and the transaction contemplated hereby.

18.10. **Company's Right to Accept or Reject Investments.** Company may accept or reject any investments, in whole or in part. This means that Company may sell to Holder a Note in a smaller amount than Holder invests or may choose not to sell the Note to Holder. If Company accepts Holder's investment, in whole or in part, except as otherwise set forth on the Wefunder platform, this Note will constitute an irrevocable commitment by Holder to purchase this Note, and a copy of this Note will be executed by Company and returned to Holder. If Company rejects Holder's investment in whole or in part, Company will return the payment tendered for any unissued portion of the investment.

18.11. **Tax Withholding.** Holder hereby authorizes Company to make any withholding required by law. Holder agrees to provide to Company a Form W-9 or comparable form.

18.12. **Further Assurances.** Each party hereby covenants and agrees, without the necessity of any further consideration, to execute and deliver any and all such further documents and take any and all such other actions as may be necessary or appropriate to carry out the intent and purposes of this Note and to consummate the transactions contemplated herein.

18.13. **Electronic Signatures.** Each party agrees that electronic signatures, whether digital or encrypted, to this Note are intended to authenticate this writing and to have the same force and effect as manual signatures. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[Signature page follows]

In Witness Whereof, Company has caused this Promissory Note to be executed by its duly authorized officer as of the date first above written.

COMPANY:

WIND HARVEST PILOT PROJECT INC

By: _____

Name: Kevin Wolf

Title: Chief Executive Officer

ACCEPTED AND AGREED:

[If Holder is an individual]

HOLDER:

[NAME]

Signature: _____

Print Name: _____

- **Accredited Investor**
- **Unaccredited Investor**

[If Holder is an entity]

HOLDER:

[NAME]

By: _____

Name: _____

Title: _____

- **Accredited Investor**
- **Unaccredited Investor**

EXHIBIT A

GUARANTY

This Guaranty (this "**Guaranty**"), dated as of _____, is made by Wind Harvest International, Inc., a Delaware corporation ("**Guarantor**"), in favor and for the benefit of _____ ("**Beneficiary**").

Reference is made to the Promissory Note dated as of _____ (the "**Note**"), by and between Beneficiary and Wind Harvest Pilot Project Inc ("**Obligor**"), which is a Delaware public benefit corporation and a finance subsidiary of Guarantor pursuant to Rule 3a-5 of the Investment Company Act of 1940.

Guarantor expects to derive substantial benefits from Beneficiary's loan to Obligor under the Note, and Guarantor finds it advantageous, desirable and in its best interests to execute and deliver this Guaranty to Beneficiary.

In consideration of such benefits, and in order to induce Beneficiary to enter into the Note, Guarantor hereby agrees as follows:

1. Guaranty. On a subordinated basis as provided in **Section 6** hereof, Guarantor absolutely, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, the full and punctual payment and performance of all present and future obligations, liabilities, covenants and agreements required to be observed and performed or paid or reimbursed by Obligor under or relating to the Note (including all payment of principal, interest, and premium, if any), plus all costs, expenses and fees (including the reasonable fees and expenses of Beneficiary's counsel) in any way relating to the enforcement or protection of Beneficiary's rights hereunder (collectively, the "**Obligations**").

2. Guaranty Absolute and Unconditional. Guarantor agrees that its Obligations under this Guaranty are, on a subordinated basis as described in **Section 6** hereof, irrevocable, continuing, absolute and unconditional and shall not be discharged or impaired or otherwise affected by, and Guarantor hereby irrevocably waives any defenses to enforcement it may have (now or in the future) by reason of

      (a)   Any illegality, invalidity or unenforceability of any Obligation or the Note or any related agreement or instrument, or any law, regulation, decree or order of any jurisdiction or any other event affecting any term of the Obligations.

      (b)   Any change in the time, place or manner of payment or performance of, or in or of any other term of the Obligations, or any rescission, waiver, release, assignment, amendment or other modification of the Note.

      (c)   Any default, failure or delay, willful or otherwise, in the performance of the Obligations.

(d) Any change, restructuring or termination of the corporate structure, ownership or existence of Guarantor or Obligor or any insolvency, bankruptcy, reorganization or other similar proceeding affecting Obligor or its assets or any resulting restructuring, release or discharge of any Obligations.

(e) The failure of any other guarantor or third party to execute or deliver this Guaranty or any other guaranty or agreement, or the release or reduction of liability of Guarantor or any other guarantor or surety with respect to the Obligations.

(f) The failure of Beneficiary to assert any claim or demand or to exercise or enforce any right or remedy under the provisions of the Note or otherwise.

(g) The existence of any claim, set-off, counterclaim, recoupment or other rights that Guarantor or Obligor may have against Beneficiary (other than a defense of payment or performance).

(h) Any other circumstance (including, without limitation, any statute of limitations), act, omission or manner of administering the Note or any existence of or reliance on any representation by Beneficiary that might vary the risk of Guarantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Guarantor.

3. Certain Waivers; Acknowledgments. Guarantor further acknowledges and agrees as follows:

(a) Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all presently existing and future Obligations, until the complete, irrevocable and indefeasible payment and satisfaction in full of the Obligations.

(b) In the event of Obligor's default in any payment—principal, interest, premium, or other—under the Note, Beneficiary may institute legal proceedings directly against Guarantor to enforce this Guaranty without first proceeding against Obligor.

(c) This Guaranty is a guaranty of payment and performance and not of collection. Beneficiary shall not be obligated to enforce or exhaust its remedies against Obligor or under the Note before proceeding to enforce this Guaranty.

(d) This Guaranty is a direct guaranty and independent of the obligations of Obligor under the Note. Beneficiary may resort to Guarantor for payment and performance of the Obligations whether or not Beneficiary shall have resorted to any collateral therefor (if any) or shall have proceeded against Obligor or any other guarantors with respect to the Obligations. Beneficiary may, at Beneficiary's option, proceed against Guarantor and Obligor, jointly and severally, or against Guarantor only without having obtained a judgment against Obligor.

(e)   Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of non-performance, default, acceleration, protest or dishonor and any other notice with respect to any of the Obligations and this Guaranty and any requirement that Beneficiary protect, secure, perfect or insure any lien or any property subject thereto.

(f)   Guarantor agrees that its guaranty hereunder shall continue to be effective or be reinstated, as the case may be, if at any time all or part of any payment of any Obligation is voided, rescinded or recovered or must otherwise be returned by Beneficiary upon the insolvency, bankruptcy or reorganization of Obligor.

(g)   Guarantor acknowledges that this Guaranty is in effect and binding without reference to whether it is signed by Beneficiary or any other person, and that possession of this Guaranty by Beneficiary shall be conclusive evidence of Guarantor's due delivery hereof.

4. Subrogation. Guarantor waives and shall not exercise any rights that it may acquire by way of subrogation, contribution, reimbursement or indemnification for payments made under this Guaranty until all Obligations shall have been indefeasibly paid and discharged in full.

5. Information Rights. Upon Beneficiary's request, Guarantor will deliver to Beneficiary unaudited financial statements for Guarantor's most recently ended fiscal year. Guarantor shall have one hundred twenty (120) days following the end of each fiscal year to prepare such statements.

6. Subordination. This Guaranty is subordinated in right of payment to all indebtedness of Company to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

7. Representations and Warranties. To induce Beneficiary to enter into the Note and to invest in Obligor pursuant to the terms of the Note, Guarantor represents and warrants that: (a) Guarantor is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization; (b) the execution, delivery and performance of this Guaranty have been duly authorized by all necessary action and will not violate any order, judgment or decree to which Guarantor or any of its assets may be subject; and (c) this Guaranty, when executed and delivered to Beneficiary, constitutes Guarantor's valid and legally binding agreement in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors, and general principles of equity that restrict the availability of equitable remedies, and subject to rights to indemnity and federal and state securities laws.

8, Notice. Any notice or demand which either party may or must give to the other under this Guaranty shall be made in writing and delivered to the addresses below, or to such other addresses which each party may later designate in writing to the other party. Notice shall be deemed to have been duly given when (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or (b) mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed.

> If to Guarantor:
> Kevin Wolf, President
> Wind Harvest International, Inc.
> 980 9th St, Floor 16
> Sacramento, California 95814

9. Successors and Assigns. The terms and conditions of this Guaranty shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. The words "Guarantor" and "Beneficiary" whenever used herein shall be deemed and construed to include such respective successors and assigns. Nothing in this Guaranty, express or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Guaranty, except as expressly provided herein.

10. Assignment. Either party may assign or transfer its rights, powers or obligations hereunder so long as such assignment complies with all applicable laws and regulations.

11. Governing Law. This Guaranty shall be governed by and construed under the laws of the State of Delaware, without giving effect to conflicts of laws principles.

12. Headings. Section headings are for convenience of reference only and shall not define, modify, expand or limit any of the terms of this Guaranty.

13. Severability. In the event that any provision of this Guaranty becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Guaranty shall continue in full force and effect without said provision; provided that no severance shall be effective if it materially changes the economic benefit of this Guaranty to any party.

14. Entire Agreement. This Guaranty constitutes the sole and entire agreement of Guarantor and Beneficiary with respect to the subject matter hereof and supersedes all previous agreements or understandings, oral or written, with respect to such subject matter.

15. Amendments. This Guaranty may be amended by mutual agreement of the parties in writing.

16. Electronic Signatures. Each party agrees that an electronic signature, whether digital or encrypted, to this Guaranty is intended to authenticate this writing and to have the same force and effect as a manual signature. Electronic signature means any electronic sound, symbol, or process attached to or logically associated with a record and executed and adopted by a party with the intent to sign such record, including facsimile or email electronic signatures.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Guarantor has executed this Guaranty as of the day and year first above written.

GUARANTOR:

WIND HARVEST INTERNATIONAL, INC.

By: _____

Name: Kevin Wolf
Title: President/CEO